Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel       : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email  : mail@drreddys.com

www.drreddys.com

May 29, 2024

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Annual Secretarial Compliance Report for the year ended March 31, 2024

Please find enclosed herewith Annual Secretarial Compliance Report for the year ended March 31, 2024 under Regulation 24A of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Secretarial Compliance Report of Dr. Reddy’s Laboratories Limited

for the financial year ended March 31, 2024

To,

Dr. Reddy’s Laboratories Limited

8-2-337, Road No 3, Banjara Hills

Hyderabad–500034, Telangana

We have conducted the review of the compliance of the applicable statutory provisions and the adherence to good corporate practices by Dr. Reddy’s Laboratories Limited (hereinafter referred as “the listed entity”), having its registered office at 8-2-337, Road No 3, Banjara Hills Hyderabad – 500034. Secretarial Review was conducted in a manner that provided us a reasonable basis for evaluating the corporate conducts/statutory compliances and expressing our opinion thereon.

Based on our verification of the listed entity’s books, papers, minutes books, forms and returns filed and other records maintained by the listed entity and also the information provided by the listed entity, its officers, agents and authorized representatives during the conduct of Secretarial Review, we hereby report that the listed entity has, during the review period covering the financial year ended on March 31, 2024, complied with the statutory provisions listed hereunder in the manner and subject to the reporting made hereinafter:

We, M/s. Makarand M. Joshi & Co., Practicing Company Secretaries, have examined:

(a) all the documents and records made available to us and explanation provided by the listed entity,

(b) the filings/ submissions made by the listed entity to the Stock Exchanges,

(c) website of the listed entity,

(d) any other document/filing, as may be relevant, which has been relied upon to make this certification, for the financial year ended on March 31, 2024 (“Review Period”) in respect of compliance with the provisions of:

(a)	the Securities and Exchange Board of India Act, 1992 (“SEBI Act”) and the Regulations, circulars, guidelines issued thereunder; and

(b)	the Securities Contracts (Regulation) Act, 1956 (“SCRA”), rules made thereunder and the Regulations, circulars, guidelines issued thereunder by the Securities and Exchange Board of India (“SEBI”);

Head Office
Ecstasy, 802-805, 8th Floor, Citi Of Joy, JSD, Mulund West, Mumbai – 400080, Maharashtra
Board Number: +91 22 2167 8100 Nasik Branch: 0253- 2316533, 2516455 www.mmjc.in

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The specific Regulations, whose provisions and the circulars/guidelines issued thereunder, have been examined, include: -

a)	Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015

b)	Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2018; (Not Applicable to the listed entity during the Review Period)

c)	Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011;

d)	Securities and Exchange Board of India (Buyback of Securities) Regulations, 2018; (Not Applicable to the listed entity during the Review Period)

e)	Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021;

f)	Securities and Exchange Board of India (Issue and Listing of Non-Convertible Securities) Regulations, 2021; (Not Applicable to the listed entity during the Review Period)

g)	Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015;

and circulars/ guidelines issued thereunder.

and based on the above examination, we hereby report that, during the review period:

I.	(a) The listed entity has complied with the provisions of the above Regulations and circulars/guidelines issued thereunder, except in respect of matters as specified below:

Sr. No.	Compliance Requirement (Regulations/ circulars/ guidelines including specific clause)	Regulation / Circular No.	Deviations	Action Taken by	Type of Action	Details of violation	Fine Amount	Observations/ Remarks of the Practicing Company Secretary	Management Response	Remarks
Not Applicable

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(b) The listed entity has taken following actions to comply with the observations made in previous reports:

Sr. No.	Compliance Requirement (Regulations/ circulars/ guidelines including specific clause)	Regulation / Circular No.	Deviations	Action Taken by	Type of Action	Details of violation	Fine Amount	Observations/ Remarks of the Practicing Company Secretary	Management Response	Remarks
Not Applicable

II.	Compliances related to resignation of statutory auditors from listed entities and their material subsidiaries as per SEBI Circular CIR/CFD/CMD1/114/2019 dated October 18, 2019:

Sr. No	Particulars		Compliance Status (Yes/No/NA)	Observations / Remarks by PCS*
1.	Compliances with the following conditions while appointing/re-appointing an auditor
	i.	If the auditor has resigned within 45 days from the end of a quarter of a financial year, the auditor before such resignation, has issued the limited review/ audit report for such quarter; or	NA	No such event during the review period
	ii.	If the auditor has resigned after 45 days from the end of a quarter of a financial year, the auditor before such resignation, has issued the limited review/ audit report for such quarter as well as the next quarter; or
	iii.	If the auditor has signed the limited review/ audit report for the first three quarters of a financial year, the auditor before such resignation, has issued the limited review/ audit report for the last quarter of such financial year as well as the audit report for such financial year.
2.	Other conditions relating to resignation of statutory auditor
	i.	Reporting of concerns by Auditor with respect to the listed entity/its material subsidiary to the Audit Committee:	NA	No such event during the review period
a.

In case of any concern with the management of the listed entity/material subsidiary such as non-availability of information / non-cooperation by the management which has hampered the audit process, the auditor has approached the Chairman of the Audit Committee of the listed entity and the Audit Committee shall receive such concern directly and immediately without specifically waiting for the quarterly Audit Committee meetings.

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b.

In case the auditor proposes to resign, all concerns with respect to the proposed resignation, along with relevant documents has been brought to the notice of the Audit Committee. In cases where the proposed resignation is due to non-receipt of information / explanation from the Listed entity, the auditor has informed the Audit Committee the details of information/explanation sought and not provided by the management, as applicable.

c.

The Audit Committee / Board of Directors, as the case may be, deliberated on the matter on receipt of such information from the auditor relating to the proposal to resign as mentioned above and communicate its views to the management and the auditor.

	ii.	Disclaimer in case of non-receipt of information:
	iv.	The auditor has provided an appropriate disclaimer in its audit report, which is in accordance with the Standards of Auditing as specified by ICAI / NFRA, in case where the listed entity/ its material subsidiary has not provided information as required by the auditor.
3.	The listed entity / its material subsidiary has obtained information from the Auditor upon resignation, in the format as specified in Annexure- A in SEBI Circular CIR/CFD/CMD1/114/2019 dated 18th October, 2019.		NA	No such event during the review period

 *Observations /Remarks by PCS are mandatory if the Compliance status is provided as ‘No’ or ‘NA’

III.	We hereby report that, during the Review Period the compliance status of the listed entity is appended as below:

Sr. No.	Particulars	Compliance Status (Yes/No/NA)	Observations / Remarks by PCS*
1.	Secretarial Standards:
	The compliances of the listed entity are in accordance with the applicable Secretarial Standards (SS) issued by the Institute of Company Secretaries of India (ICSI), as notified by the Central Government under Section 118 (10) of the Companies Act, 2013 and mandatorily applicable.	Yes	-
2.	Adoption and timely updation of the Policies:
	• All applicable policies under SEBI Regulations are adopted with the approval of Board of Directors/ Committees of the listed entities.	Yes	-
• All the policies are in conformity with SEBI Regulations and have been reviewed & timely updated as per the regulations/ circulars/guidelines issued by SEBI.

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3.	Maintenance and disclosures on Website:
	• The Listed entity is maintaining a functional website.	Yes	-
• Timely dissemination of the documents/information under a separate section on the website.
• Web-links provided in annual corporate governance reports under Regulation 27 (2) of Listing Regulations are accurate and specific which redirects to the relevant document(s)/section of the website.
4.	Disqualification of Director:
	None of the Directors of the listed entity are disqualified under Section 164 of Companies Act, 2013 as confirmed by the listed entity.	Yes	-
5.	Details related to Subsidiaries of listed entity have been examined w.r.t.:
	(a) Identification of material subsidiary companies.	(a) Yes	-
	(b) Disclosure requirements of material as well as other subsidiaries.	(b) Yes
6.	Preservation of Documents:
	As per the confirmations given by the listed entity, and on our test check basis, listed entity is preserving and maintaining records as prescribed under SEBI Regulations and disposal of records is as per Policy of Preservation of Documents and Archival policy prescribed under Listing Regulations.	Yes	-
7.	Performance Evaluation:
	The listed entity has conducted performance evaluation of the Board, Independent Directors and the Committees on an annual basis as prescribed in SEBI Regulations.	Yes	-
8.	Related Party Transactions:
	(a) The listed entity has obtained prior approval of Audit Committee for all Related party transactions.	(a) Yes	(a) –

(b) In case no prior approval obtained, the listed entity shall provide detailed reasons along with confirmation whether the transactions were subsequently approved/ratified/rejected by the Audit committee.

		(b) NA	(b) Please refer point no. 8(a)

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9.	Disclosure of events or information:
	The listed entity has provided all the required disclosure(s) under Regulation 30 along with Schedule III of Listing Regulations within the time limits prescribed thereunder.	Yes	-
10.	Prohibition of Insider Trading:
	The listed entity is in compliance with Regulation 3 (5) & 3 (6) of SEBI (Prohibition of Insider Trading) Regulations, 2015.	Yes	-
11.	Actions taken by SEBI or Stock Exchange(s), if any:
	No Actions have been taken against the listed entity/ its promoters/directors/subsidiaries either by SEBI or by Stock Exchanges (including under the Standard Operating Procedures issued by SEBI through various circulars) under SEBI Regulations and circulars/ guidelines issued thereunder.	Yes	-
12.	Additional non-compliances, if any:
	No additional non-compliance observed for any SEBI regulation/circular/guidance note, etc.	Yes	-

Assumptions & Limitation of scope and Review:

1.	Compliance of the applicable laws and ensuring the authenticity of documents and information furnished, are the responsibilities of the management of the listed entity.

2.	Our responsibility is to certify based upon our examination of relevant documents and information. This is neither an audit nor an expression of opinion.

3.	We have not verified the correctness and appropriateness of financial Records and Books of Accounts of the listed entity.

4.	This Report is solely for the intended purpose of compliance in terms of Regulation 24A (2) of the Listing Regulations and is neither an assurance as to the future viability of the listed entity nor of the efficacy or effectiveness with which the management has conducted the affairs of the listed entity.

For Makarand M. Joshi & Co.
Company Secretaries

Makarand M. Joshi
Partner
FCS: 5533
CP: 3662
Place: Mumbai	PR: 640/2019
Date: May 07, 2024	UDIN: F005533F000325811

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